Exhibit 99.1
FOR IMMEDIATE RELEASE
Melco Crown Gaming (Macau) Limited Closes Refinancing
New York, July 1, 2011 — Melco Crown Entertainment Limited (the “Company”) (NASDAQ: MPEL), a developer and owner of casino gaming and entertainment resort facilities focused on the Macau market, today announced that on June 30, 2011, its subsidiary, Melco Crown Gaming (Macau) Limited (“MPEL Gaming”), completed the refinancing of its existing credit facilities primarily connected to the City of Dreams and Altira projects (“City of Dreams Project Facility”). The refinancing credit facilities (“New Facilities”) are for approximately US$1,200 million, and were arranged by Australia and New Zealand Banking Group Limited, Bank of America, N.A., Bank of China Limited, Macau Branch, Commerzbank AG and Deutsche Bank AG, Singapore Branch as coordinating lead arrangers and bookrunners. The transaction was previously announced to the market on April 26, 2011 following MPEL Gaming’s entry into a commitment letter with a group of lenders on April 21, 2011.
The New Facilities consist of an amortizing term loan facility for the equivalent of approximately US$800,000,000 (“Term Loan Facility”) for the purpose of partially refinancing existing debt and the payment of associated fees, costs and other expenses and a revolving credit facility for the equivalent of approximately US$400,000,000 (“Revolving Credit Facility”) to fund the partial refinancing of existing debt, certain maintenance capital expenditure and general working capital purposes. The Term Loan Facility has been fully drawn and the balance of the Revolving Credit Facility will be available for drawdown in Hong Kong dollars, each bearing interest at HIBOR plus a margin. Compared to the terms of the City of Dreams Project Facility, the New Facilities reduce and remove certain restrictions on our business that were imposed by the covenants in the City of Dreams Project Facility, providing us with greater flexibility to conduct our business and pursue growth and expansion opportunities. Although the pricing terms of the New Facilities are higher than the pricing terms of the City of Dreams Project Facility, we believe they are in line with market pricing terms. The term of the New Facilities is five years (or, if earlier, on the date of repayment, prepayment and/or cancellation of the New Facilities), which is beyond the maturity date of the City of Dreams Project Facility.
MCE Finance Limited (“MCE Finance”), a wholly-owned subsidiary of the Company, had previously issued US$600,000,000 senior notes due 2018 (the “Notes”). As part of the refinancing transaction of MPEL Gaming, the guarantees provided under the Notes were amended with the principal effect being that claims of noteholders under the Notes against subsidiaries of MCE Finance that are obligors under the New Facilities now rank pari passu in right of payment with claims of lenders under the New Facilities.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: growth of the gaming market and visitation in Macau; increased competition and other planned casino hotel and resort projects in Macau and elsewhere in Asia; the completion of infrastructure projects in Macau; government regulation of the casino industry; our ability to raise additional financing; the formal grant of occupancy permits for areas of City of Dreams undergoing construction and/or development; our anticipated growth strategies; and our future business development, results of operations and financial condition. Further information regarding these and other risks is included in the Company’s Annual Report on Form 20-F filed on April 1, 2011 and other documents filed with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of the date of this release, and the Company undertakes no duty to update such information, except as required under applicable law.
About Melco Crown Entertainment Limited
Melco Crown Entertainment Limited is a developer, owner and through a Macau subsidiary which holds a gaming sub-concession, an operator of casino gaming and entertainment casino resort facilities. The Company currently operates Altira Macau (www.altiramacau.com) (formerly Crown Macau), a casino hotel located at Taipa, Macau and City of Dreams (www.cityofdreamsmacau.com), an integrated urban casino resort located in Cotai, Macau. The Company’s business also includes the Mocha Clubs (www.mochaclubs.com), which feature a total of approximately 1,600 gaming machines in eight locations and comprise the largest non-casino based operations of electronic gaming machines in Macau. For more information about the Company, please visit www.melco-crown.com.

The Company has strong support from both of its major shareholders, Melco International Development Limited (“Melco”) and Crown Limited (“Crown”). Melco is a listed company on the Hong Kong Stock Exchange and is substantially owned and led by Mr. Lawrence Ho, who is Co-Chairman, a Director and the CEO of the Company. Crown is a top-50 company listed on the Australian Stock Exchange and led by Executive Chairman Mr. James Packer, who is also Co-Chairman and a Director of the Company.
Investment Community, please contact:
Ross Dunwoody
Vice President, Investor Relations
Tel: +853 8868 7575 or +852 2598 3689
Email: rossdunwoody@melco-crown.com
For media enquiry, please contact:
Maggie Ma
Head of Corporate Communications
Tel: +852 3151 3767
Email: maggiema@melco-crown.com